Exhibit 99.1
KINDER MORGAN, INC. INCREASES QUARTERLY DIVIDEND TO
$0.44 PER SHARE; EXPECTS TO EXCEED 2014 BUDGETED DIVIDEND PER SHARE

Cash Available to Pay Dividends Up 9% Year to Date Versus 2013

HOUSTON, Oct. 15, 2014 - Kinder Morgan, Inc. (NYSE: KMI) reported third quarter cash available to pay dividends of $435 million, up from $424 million for the same period a year ago, and remains on track to meet or exceed its published annual budget of $1.78 billion in cash available to pay dividends. For the first nine months of the year, the company reported cash available to pay dividends of $1.340 billion, up 9 percent from $1.231 billion for the same period in 2013.
KMI’s board of directors announced an increase in the quarterly cash dividend to $0.44 per share ($1.76 annualized), up 7 percent from $0.41 per share ($1.64 annualized) for the same period last year, payable on Nov. 17, 2014, to shareholders of record as of Oct. 31, 2014.
Chairman and CEO Richard D. Kinder said, “KMI had a good third quarter, reflecting continued strong performance at Kinder Morgan Energy Partners and at El Paso Pipeline Partners. Since our second quarter earnings release in July, we have increased our project backlog of expansion and joint venture investments at KMI to $17.9 billion from $17 billion, notwithstanding $1.1 billion in projects that were placed into service in the third quarter and thus removed from the backlog. Projects in the backlog have a high certainty of completion and will drive future growth at the company across all of our business segments. Additionally, since Dec. 1, 2013, Kinder Morgan’s natural gas pipelines companywide have entered into new and pending firm transport capacity commitments totaling 6.4 billion cubic feet per day (Bcf/d). This represents about 9 percent of the current daily natural gas demand in the United States and compares to 5.3 Bcf/d when second quarter earnings were announced. We currently move about one-third of the natural gas consumed in America, and certain industry experts are projecting gas demand will increase by about 35 percent to approximately 100 Bcf/d over the next 10 years. As

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the largest natural gas pipeline operator in North America, and with the substantial cash flow being produced by our other market leading businesses, we are confident that KMI is well positioned to grow for many years.”
Kim Dang Joins Office of the Chairman
The Kinder Morgan companies have named Chief Financial Officer Kim Dang to the Office of the Chairman. Ms. Dang will be involved in the strategic and policy decisions of the company, the day-to-day management of the company and the company’s capital allocation to new investments. “I’m delighted to add Kim to the Office of the Chairman in recognition of her contributions over the years, as well as the considerable talent and experience she will bring to bear on continuing our success at Kinder Morgan,” said Kinder. The Office of the Chairman also includes Chairman and CEO Rich Kinder and President and Chief Operating Officer Steve Kean.
2014 Outlook
KMI now expects to exceed its published annual budget dividend of $1.72 per share for 2014.
KMI announced Aug. 10, 2014, that it will acquire all of the publicly held shares/units of Kinder Morgan Energy Partners, Kinder Morgan Management and El Paso Pipeline Partners in an approximately $70 billion transaction.  The boards of all of the Kinder Morgan companies voted to recommend the transaction to their respective unitholders and shareholders.  After the transaction, KMI will have a projected dividend of $2.00 per share for 2015, a 16 percent increase over the budgeted 2014 KMI dividend target of $1.72 per share.
KMI has received all necessary regulatory approvals except that its Registration Statement on Form S-4 has not yet been declared effective by the Securities and Exchange Commission.  The company expects to announce the dates of the shareholder meeting in the near future and continues to anticipate the transaction will close before year end.  For more information on this transaction, please visit the Kinder Morgan web site at www.kindermorgan.com.
Kinder Morgan is the largest midstream and the third largest energy company in North America with a combined enterprise value of approximately $120 billion. It owns an interest in

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or operates approximately 80,000 miles of pipelines and 180 terminals. Its pipelines transport natural gas, gasoline, crude oil, CO2 and other products, and its terminals store petroleum products and chemicals and handle such products as ethanol, coal, petroleum coke and steel. Kinder Morgan, Inc. (NYSE: KMI) owns the general partner interests of Kinder Morgan Energy Partners, L.P. (NYSE: KMP) and El Paso Pipeline Partners, L.P. (NYSE: EPB), along with limited partner interests in KMP and EPB and shares in Kinder Morgan Management, LLC (NYSE: KMR). For more information please visit www.kindermorgan.com.

Please join Kinder Morgan at 4:30 p.m. Eastern Time on Wednesday, Oct. 15 at www.kindermorgan.com for a LIVE webcast conference call on the company’s third quarter earnings.

The non-generally accepted accounting principles, or non-GAAP, financial measure of cash available to pay dividends is presented in this news release. Cash available to pay dividends is a significant metric used by us and by external users of our financial statements, such as investors, research analysts, commercial banks and others, to compare basic cash flows generated by us to the cash dividends we expect to pay our shareholders on an ongoing basis. Management uses this metric to evaluate our overall performance. Cash available to pay dividends is also an important non-GAAP financial measure for our shareholders because it serves as an indicator of our success in providing a cash return on investment. This financial measure indicates to investors whether or not we are generating cash flow at a level that can sustain or support an increase in the quarterly dividends we are paying. Our dividend policy provides that, subject to applicable law, we will pay quarterly cash dividends generally representing the cash we receive from our subsidiaries less any cash disbursements and reserves established by our board of directors. Cash available to pay dividends is also a quantitative measure used in the investment community because the value of a share of an entity like KMI that pays out all or a substantial proportion of its cash flow is generally determined by the dividend yield (which in turn is based on the amount of cash dividends the corporation pays to its shareholders). The economic substance behind our use of cash available to pay dividends is to measure and estimate the ability of our assets to generate cash flows sufficient to pay dividends to our investors.
We believe the GAAP measure most directly comparable to cash available to pay dividends is income from continuing operations. A reconciliation of cash available to pay dividends to income from continuing operations is provided in this release. Our non-GAAP measure described above should not be considered as an alternative to GAAP net income and has important limitations as an analytical tool. Our computation of cash available to pay dividends may differ from similarly titled measures used by others. You should not consider this non-GAAP measure in isolation or as a substitute for an analysis of our results as reported under GAAP. Management compensates for the limitations of this non-GAAP measure by

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reviewing our comparable GAAP measures, understanding the differences between the measures and taking this information into account in its analysis and its decision making processes.
This news release includes forward-looking statements. These forward-looking statements are subject to risks and uncertainties and are based on the beliefs and assumptions of management, based on information currently available to them. Although Kinder Morgan believes that these forward-looking statements are based on reasonable assumptions, it can give no assurance that such assumptions will materialize. Important factors that could cause actual results to differ materially from those in the forward-looking statements herein include those enumerated in Kinder Morgan’s reports filed with the Securities and Exchange Commission. Forward-looking statements speak only as of the date they were made, and except to the extent required by law, Kinder Morgan undertakes no obligation to update or review any forward-looking statement because of new information, future events or other factors. Because of these uncertainties, readers should not place undue reliance on these forward-looking statements.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT
This communication may be deemed to be solicitation material in respect of the proposed acquisition by KMI of each of Kinder Morgan Energy Partners, L.P. (“KMP”), Kinder Morgan Management, LLC (“KMR”) and El Paso Pipeline Partners, L.P. (“EPB”) (collectively, the “Proposed Transactions”). KMI has filed with the Securities and Exchange Commission (“SEC”) an amendment to its registration statement on Form S-4 (“Registration Statement”), which contains a preliminary proxy statement for KMI and a preliminary proxy statement / prospectus for each of KMP, KMR and EPB. The Registration Statement has not yet been declared effective by the SEC. Each of KMI, KMP, KMR and EPB plan to mail to their respective security holders, as applicable, a proxy statement or proxy statement / prospectus in connection with the Proposed Transactions following the Registration Statement being declared effective by the SEC. The Registration Statement, the preliminary KMI proxy statement and each preliminary proxy statement / prospectus contain important information about KMI, KMP, KMR, EPB, the Proposed Transactions and related matters. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY THE REGISTRATION STATEMENT, THE APPLICABLE PROXY STATEMENT OR PROXY STATEMENT / PROSPECTUS AND ANY OTHER DOCUMENTS THAT HAVE BEEN FILED OR WILL BE FILED WITH THE SEC, INCLUDING THE DEFINITIVE KMI PROXY STATEMENT AND EACH DEFINITIVE PROXY STATEMENT / PROSPECTUS, IN CONNECTION WITH THE PROPOSED TRANSACTIONS OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT OR THE APPLICABLE PROXY STATEMENT / PROSPECTUS.

Investors and security holders will be able to obtain copies of the KMI proxy statement and each proxy statement / prospectus as well as other filings containing information about KMI, KMP, KMR and EPB, without charge, at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by KMI, KMP, KMR and EPB will be made available free of charge on Kinder Morgan, Inc.’s website at http://www.kindermorgan.com/investor/ or by written request by contacting the investor relations department of KMI, KMP, KMR or EPB at the following

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address: 1001 Louisiana Street, Suite 1000, Houston, Texas 77002, Attention: Investor Relations or by phone at (713) 369-9490 or by email at km_ir@kindermorgan.com.

NO OFFER OR SOLICITATION
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION
KMI, KMP, KMR and EPB, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the Proposed Transactions. Information regarding the directors and executive officers of KMI is contained in KMI’s Form 10-K for the year ended December 31, 2013, and its proxy statement filed on April 9, 2014, each of which has been filed with the SEC. Information regarding the directors and executive officers of KMP’s general partner and KMR, the delegate of KMP’s general partner, is contained in KMP’s Form 10-K for the year ended December 31, 2013, which has been filed with the SEC. Information regarding the directors and executive officers of KMR is contained in KMR’s Form 10-K for the year ended December 31, 2013, which has been filed with the SEC. Information regarding the directors and executive officers of EPB’s general partner is contained in EPB’s Form 10-K for the year ended December 31, 2013, which has been filed with the SEC.

CONTACTS
Media Relations	Investor Relations
Larry Pierce	(713) 369-9490
(713) 369-9407	km_ir@kindermorgan.com
larry_pierce@kindermorgan.com	www.kindermorgan.com

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Kinder Morgan, Inc. and Subsidiaries Preliminary Cash Available to Pay Dividends (Non-GAAP, Unaudited) (In millions, except per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
KMP distributions to us
From ownership of general partner interest (1)	$489	$450	$1,436	$1,294
On KMP units owned by us (2)	39	38	115	110
On KMR shares owned by us (3)	23	21	69	61
Total KMP distributions to us	551	509	1,620	1,465

EPB distributions to us
From ownership of general partner interest (4)	59	55	174	155
On EPB units owned by us (5)	61	59	180	172
Total EPB distributions to us	120	114	354	327

Cash generated from KMP and EPB	671	623	1,974	1,792
Cash generated from other assets (6)	57	104	215	291
Total cash generated	728	727	2,189	2,083

General and administrative expenses and other (7)	(8)	(12)	(26)	(41)
Interest expense	(157)	(159)	(422)	(425)
Cash available to pay dividends before taxes	563	556	1,741	1,617

Taxes (8)	(128)	(132)	(401)	(386)
Cash available to pay dividends	$435	$424	$1,340	$1,231

Weighted Average Shares Outstanding for Dividends (9)	1,036	1,042	1,035	1,039

Cash Available Per Average Share Outstanding	$0.42	$0.41	$1.29	$1.18
Declared Dividend	$0.44	$0.41	$1.29	$1.19

Notes
(1)
Based on (i) Kinder Morgan Energy Partners, L.P. (KMP) distributions of $1.40 and $4.17 per common unit declared for the three and nine months ended September 30, 2014, respectively, and $1.35 and $3.97 per common unit declared for the three and nine months ended September 30, 2013, respectively; (ii) 454 million and 381 million aggregate common units, Class B units and i-units (collectively KMP units) outstanding as of April 30, 2014 and April 29, 2013, respectively; (iii) 462 million and 433 million aggregate KMP units outstanding as of July 31, 2014 and 2013, respectively; (iv) 466 million and 438 million aggregate KMP units estimated to be outstanding as of October 31, 2014 and outstanding as of October 31, 2013, respectively; (v) waived incentive distributions of $33 million and $25 million for the three months ended September 30, 2014 and 2013, respectively, and $99 million and $54 million for the nine months ended September 30, 2014 and 2013, respectively, related to certain KMP acquisitions. In addition, we as the general partner of KMP, agreed to waive a portion of our future incentive distributions amounts equal to $34 million for our fourth quarter in 2014, $139 million for 2015, $116 million for 2016, $105 million for 2017, and annual amounts thereafter decreasing by $5 million per year from the 2017 level related to certain KMP acquisitions.

(2)
Based on 28 million KMP units estimated to be owned by us as of October 31, 2014 and owned by us as of July 31, 2014, April 30, 2014, October 31, 2013, July 31, 2013 and April 29, 2013 multiplied by the KMP per unit distribution declared, as outlined in footnote (1) above.

(3)
Assumes that we sold the Kinder Morgan Management, LLC (KMR) shares that we estimate to be received as distributions for the three and nine months ended September 30, 2014 and received as distributions for the three and nine months ended September 30, 2013, respectively. We did not sell any KMR shares in the first nine months of 2014 or 2013.

(4)
Based on (i) El Paso Pipelines Partners, L.P. (EPB) distributions of $0.65 and $1.95 per common unit declared for the three and nine months ended September 30, 2014, respectively, and $0.65 and $1.90 per common unit declared for the three and nine months ended September 30, 2013, respectively; (ii) 219 million and 216 million common units outstanding as of April 30, 2014 and April 29, 2013, respectively; (iii) 231 million and 218 million common units outstanding as of July 31, 2014 and 2013, respectively; and (iv) 233 million and 218 million common units estimated to be outstanding as of October 31, 2014 and outstanding as of October 31, 2013, respectively.

(5)
Based on 93 million EPB units estimated to be owned by us as of October 31, 2014 and owned by us as of July 31, 2014 and 90 million EPB units owned by us as of April 30, 2014, October 31, 2013, July 31, 2013 and April 29, 2013 multiplied by the EPB per unit distribution declared, as outlined in footnote (4) above.

(6)
Represents cash available from former El Paso Corporation (EP) assets that remain at KMI, including our investments in Gulf LNG, Ruby and Young Gas Storage Company, Ltd for the periods presented prior to their drop-down to EPB and EPNG and El Paso midstream assets for the period presented prior to their drop-down to KMP, and our 20% interest in Natural Gas Pipeline Company of America LLC, net of general and administrative expenses related to KMI's EP assets. Amounts include our share of pre-tax earnings, plus depreciation, depletion and amortization, and less cash taxes and sustaining capital expenditures from equity investees.

(7)	Represents corporate general and administrative expenses, corporate sustaining capital expenditures, and other income and expense.
(8)
Amounts were determined based on the income and expenses included in the table, other deductions related to the income included, and the effect of net operating loss carryforwards on cash available to pay dividends of $125 million and $375 million for the three and nine months ended September 30, 2014, respectively, and $75 million and $225 million for the three and nine months ended September 30, 2013, respectively.

(9)	Includes weighted average common stock outstanding and unvested restricted stock awards issued to management employees that contain rights to dividends.

Kinder Morgan, Inc. and Subsidiaries Preliminary Consolidated Statements of Income (Unaudited) (In millions, except per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013

Revenue	$4,291	$3,756	$12,275	$10,198

Costs, expenses and other
Operating expenses	2,199	2,060	6,475	5,346
Depreciation, depletion and amortization	520	467	1,518	1,327
General and administrative	135	158	461	481
Taxes, other than income taxes	105	95	326	295
Other expense (income)	—	(65)	3	(81)
	2,959	2,715	8,783	7,368

Operating income	1,332	1,041	3,492	2,830

Other income (expense)
Earnings from equity investments	107	100	306	294
Amortization of excess cost of equity investments	(12)	(11)	(33)	(29)
Interest, net	(432)	(418)	(1,320)	(1,247)
Gain on remeasurement of net assets to fair value	—	—	—	558
(Loss) gain on sale of investments in Express	—	(1)	—	224
Other, net	30	11	56	35

Income from continuing operations before income taxes	1,025	722	2,501	2,665

Income tax expense	(246)	(171)	(624)	(675)

Income from continuing operations	779	551	1,877	1,990

Loss from discontinued operations, net of tax	—	—	—	(2)

Net income	779	551	1,877	1,988

Net income attributable to noncontrolling interests	(450)	(265)	(977)	(1,133)

Net income attributable to KMI	$329	$286	$900	$855

Class P Shares
Basic and Diluted Earnings Per Common Share from Continuing Operations	$0.32	$0.27	$0.87	$0.82

Basic Weighted Average Number of Shares Outstanding
Class P Shares	1,028	1,036	1,028	1,036

Diluted Weighted Average Number of Shares Outstanding (1)
Class P Shares	1,028	1,036	1,028	1,036

Declared dividend per common share	$0.44	$0.41	$1.29	$1.19

Notes
(1)	Outstanding KMI warrants and convertible preferred securities were anti-dilutive during the periods presented.

Kinder Morgan, Inc. and Subsidiaries Preliminary Reconciliation of Cash Available to Pay Dividends from Income from Continuing Operations (Unaudited) (In millions)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
Income from continuing operations (1)	$779	$551	$1,877	$1,990
Depreciation, depletion and amortization (1)	520	467	1,518	1,327
Amortization of excess cost of equity investments (1)	12	11	33	29
Earnings from equity investments (1)	(107)	(100)	(306)	(294)
Distributions from equity investments	110	104	294	303
Distributions from equity investments in excess of cumulative earnings	48	39	138	117
Difference between equity investment distributable cash flow and distributions received (2)	37	54	151	136
KMP certain items (3)	(230)	(33)	(167)	(618)
KMI certain items	(22)	7	(20)	8
Difference between cash available and book taxes	113	39	193	259
Difference between cash and book interest expense for KMI	(41)	(28)	(31)	(27)
Sustaining capital expenditures (4)	(144)	(105)	(353)	(257)
KMP declared distribution on its limited partner units owned by the public (5)	(590)	(533)	(1,736)	(1,487)
EPB declared distribution on its limited partner units owned by the public (6)	(91)	(83)	(264)	(241)
Other (7)	41	34	13	(14)

Cash available to pay dividends	$435	$424	$1,340	$1,231

Notes
(1)	Consists of the corresponding line items in the preceding Unaudited Preliminary Consolidated Statements of Income.
(2)	Consists of the difference between cash available for distributions and the distributions received from our equity investments.
(3)
Consists of items such as hedge ineffectiveness, certain legal and environmental reserves, gain/loss on sale, insurance proceeds from casualty losses, and asset acquisition and/or disposition expenses. Three and nine months 2014 includes $198 million of earnings from the early termination of a long-term natural gas transportation contract. Nine months 2013 includes (i) a $558 million gain from the remeasurement of KMP's previously held 50% equity interest in Eagle Ford to fair value; (ii) $177 million of expense associated with adjustments to legal liabilities related to both transportation rate case and environmental matters; and (iii) a $140 million, net of tax, gain on the sale of KMP's investments in Express. Nine month 2013 amount excludes an $84 million KMP certain item for book taxes on the gain on sale of investments in the Express pipeline system, which is reflected in this reconciliation in the line item "Difference between cash available and book taxes." For more information, see KMP’s 3rd Quarter 2014 Earnings Release filed on Form 8-K with the SEC on October 15, 2014.

(4)	We define sustaining capital expenditures as capital expenditures that do not expand the throughput or capacity of an asset.
(5)
Declared distribution multiplied by limited partner units estimated to be or actually outstanding on the applicable record date less units owned by us. Includes distributions on KMR shares. KMP must generate the cash to cover the distributions on the KMR shares, but those distributions are paid in additional shares and KMP retains the cash. We do not have access to that cash.

(6)	Declared distribution multiplied by EPB limited partner units outstanding on the applicable record date less units owned by us.
(7)
Consists of items such as timing and other differences between earnings and cash, KMP’s and EPB's cash flow in excess of their distributions, non-cash amortization of debt fair value adjustments. Also, nine months 2013 amount includes certain items of $5 million related to EPB.

Kinder Morgan, Inc. and Subsidiaries Preliminary Abbreviated Consolidated Balance Sheets (Unaudited) (In millions)

	September 30, 2014	December 31, 2013

ASSETS
Cash and cash equivalents - KMI	$56	$116
Cash and cash equivalents - KMP	268	404
Cash and cash equivalents - EPB	148	78
Other current assets	3,014	3,270
Property, plant and equipment, net - KMI	2,461	2,563
Property, plant and equipment, net - KMP	29,842	27,405
Property, plant and equipment, net - EPB	5,797	5,879
Investments	6,041	5,951
Goodwill - KMI	17,910	17,935
Goodwill - KMP	6,710	6,547
Goodwill - EPB	22	22
Deferred charges and other assets	4,849	5,015
TOTAL ASSETS	$77,118	$75,185

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities
Short-term debt - KMI	$1,307	$725
Short-term debt - KMP	959	1,504
Short-term debt - EPB	41	77
Other current liabilities	3,778	3,769
Long-term debt - KMI	8,086	9,221
Long-term debt - KMP	20,810	18,410
Long term debt - EPB	4,749	4,179
Preferred interest in general partner of KMP	100	100
Debt fair value adjustments	1,891	1,977
Deferred income taxes	4,605	4,651
Other	2,023	2,287
Total liabilities	48,349	46,900

Shareholders' Equity
Accumulated other comprehensive loss	(50)	(24)
Other shareholders' equity	12,595	13,117
Total KMI equity	12,545	13,093
Noncontrolling interests	16,224	15,192
Total shareholders' equity	28,769	28,285
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$77,118	$75,185

Debt, net of cash
KMI (1)	$9,337	$9,830
KMP	21,501	19,510
EPB	4,642	4,178
Total Consolidated Debt	$35,480	$33,518

Notes
(1)	Amounts exclude the preferred interest in general partner of KMP.